April 14, 2023

Re:	Air T, Inc. (the “Company”)
Form 10-K for the Fiscal Year ended March 31, 2022 (the “Form 10-K”)
Filed June 28, 2022
File No. 001-35476

Ms. Lily Dang
Ms. Jenifer Gallagher and
Mr. Karl Hiller
Division of Corporate Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549-4628

Dear Ms. Dang, Ms. Gallagher and Mr. Hiller:

This letter is in response to your letter dated April 3, 2023. We have set forth your comments followed by the Company’s response in line.

Form 10-K for the Fiscal Year ended March 31, 2022
Financial Statements
Note 24 - Commitments and Contingencies, page 7
1.    We understand from your response to prior comment one that you will include further details of the arrangement with Contrail Asset Management LLC (CAM) and Contrail JV II LLC (CJVII) in your next periodic filing. Please submit the specific disclosure revisions that your propose to address the concerns outlined in our prior comment.

Response:

The Company proposes to include the following revised disclosure in its next periodic filing:

On May 5, 2021, the Company formed an aircraft asset management business called Contrail Asset Management, LLC (“CAM”), and an aircraft capital joint venture called CJVII, LLC (“CJVII”). The new ventures focus on acquiring commercial aircraft and jet engines for leasing, trading and disassembly.

The joint venture, CJVII, was formed as a series LLC ("CJVII Series"). It consists of several individual series that target investments in current generation narrow-body aircraft and engines, building on Contrail’s origination and asset management expertise.

CAM was formed to serve two separate and distinct functions: 1) to direct the sourcing, acquisition and management of aircraft assets owned by CJVII Series as governed by the Management Agreement between CJVII and CAM (“Asset Management Function”), and 2) to directly invest into CJVII Series alongside other institutional investment partners (“Investment Function”). CAM has two classes of equity interests: 1) common interests and 2) investor interests. Neither interest votes as the entity is operated by a Board of Directors. The common interests of CAM relate to its Asset Management Function. The investor interests of CAM relate to the Company’s and Mill Road Capital’s (“MRC”) investments through CAM into CJVII (the Investment Function) and ultimately into the individual CJVII Series.

With regard to CAM’s common interests, the Company currently owns 90% of the economic common interests in CAM, and MRC owns the remaining 10%. MRC invested $1.0 million directly into CAM in exchange for 10% of the common interests.

For the Asset Management Function, CAM receives origination fees, management fees, consignment fees (where applicable) and a carried interest from the direct investors into each CJVII Series. Such fee income and carried interest will be distributed to the Company and MRC in proportion to their respective common interests.

For its Investment Function, CAM’s initial commitment to CJVII was approximately $51 million. The Company and MRC have commitments to CAM in the respective amounts of $7 million and $44 million. These represent the investor interests of CAM, separate and distinct from the common interests. Any investment returns on CAM’s investor interests are shared pro-rata between the Company and MRC for each individual investment at the CJVII Series. As of March 31, 2022, CAM's remaining capital commitments are approximately $2.0 million from the Company and $22.0 million from MRC.

Per its Operating Agreement, CAM is comprised of only two Series: the Onshore and the Offshore Series. Participation in each is determined solely based on whether a potential investment at the CJVII Series is a domestic (Onshore) or international (Offshore) investment. As of March 31, 2022, for its Investment Function, the Company has contributed $4.9 million to CAM’s Offshore Series and $0.1 million to CAM’s Onshore Series.

The Company determined that CAM is a variable interest entity and that the Company is not the primary beneficiary. This is primarily the result of the Company's conclusion that it does not control CAM’s Board of Directors, which has the power to direct the activities that most significantly impact the economic performance of CAM. Accordingly, the Company does not consolidate CAM and has determined to account for this investment using equity method accounting.

As of March 31, 2022, the Company's net investment basis in CAM is $6 million, which consists of $5 million contribution to CAM for the purposes of the Company’s investor interests and $1 million of direct out-of-pocket transaction costs paid to third parties to organize the formation of CAM.

Please also reconcile details in your response indicating that you and MRC had contributed $5 million and $22 million of the agreed capital commitments of $8 million and $45 million as of March 31, 2022, with disclose in Note 24 indicating the remaining commitments were $2 million and $22 million at that point in time.

Response:

The Company respectfully advises the Staff that the capital commitments of the Company and MRC also include organizational expenses, defined as all legal and accounting costs and expenses incurred in connection with the formation and organization of CAM.

The following table sets forth the reconciliation as of March 31, 2022 (in millions):

	MRC	Air T
Total Commitments	46	8
Common Interest Contributions	(1)	—
Organizational Expense	(1)	(1)
Investment Interests Contributions	(22)	(5)
Remaining capital commitments	22	2

Upon reviewing this reconciliation, the Company has determined that we will expand its disclosure in future periodic filings to clarify each investor’s specific capital commitments to CAM for the Investment Function, after reduction of common interests contributions and organizational expenses. As such, the Company intends to update our disclosure related to capital commitments as stated in our proposed disclosure above.

2.    We note your response to prior comment two indicating that you will derecognize the put option liability to correct your initial accounting for the put option also clarifying that you have no exposure to loss with regard to the secondary option because the exercise price would be the fair value of the common interest. Please submit the specific disclosure revisions that you propose to clarify these accounting assessments.

Response:

The Company proposes to include the following revised disclosure in its next periodic filing:

In connection with the formation of CAM, MRC has a fixed price put option of $1 million to sell its common equity in CAM to Air T at each of the first three (3) anniversary dates. At the later of (a) five (5) years after execution of the agreement and (b) distributions to MRC per the waterfall equal to their capital contributions, Air T has a call option and MRC has a put option on the MRC common interests in CAM. If either party exercises the option, the exercise price will be fair market value if Air T pays in cash at closing or 112.5% of fair market value if Air T opts to pay in three (3) equal annual installments after exercise. The Company previously recognized $1 million within “Other non-current liabilities” with an offset to equity as of March 31, 2022. We subsequently reviewed this accounting treatment and determined that there was no loss contingency that existed under ASC 450 as we did not expect the $ 1 million put option to be exercised in the money to MRC. As such, as of March 31, 2023, the Company reversed the $1 million previously recorded. With respect to the secondary put and call option, as it is priced at fair value, the Company also determined that there is no potential loss or gain upon exercise that would need to be recognized.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (612) 843-4302.

Sincerely,
/s/ Brian Ochocki
Brian Ochocki
Chief Financial Officer

CC:	Tracy Kennedy, Chief Accounting Officer
Mark Jundt, General Counsel